Exhibit 99.2

[NOTICE: This is a translation of the Japanese original for reference purposes only, and in the event of any discrepancy, the Japanese original shall prevail.]

Voting Form

To MEDIROM Healthcare Technologies Inc.

I hereby vote on each proposal for the annual general meeting of MEDIROM Healthcare Technologies Inc. to be held on Friday, May 29, 2026, as indicated by the circle below. If no indication is presented on a certain proposal, please treat my vote on such proposal as “For”.

Proposal 1		For ・Against
Proposal 2	Kouji Eguchi	For ・Against
	Fumitoshi Fujiwara	For ・Against
	Yoshio Uekusa	For ・Against
	Tomoya Ogawa	For ・Against
	Akira Nojima	For ・Against

, 2026

Address

Name	[Seal]

Number of Votes